UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 17, 2018

CYS INVESTMENTS, INC.

(Exact Name of Registrant as Specified in Charter)

Maryland	001-33740	20-4072657
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Totten Pond Road, 6th Floor Waltham, Massachusetts	02451
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 639-0440

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously disclosed, on April 25, 2018, CYS Investments, Inc. (“CYS”), Two Harbors Investment Corp. (“Two Harbors”) and Eiger Merger Subsidiary LLC, an indirect, wholly owned subsidiary of Two Harbors (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of Merger Sub with and into CYS, with CYS surviving the merger as an indirect, wholly owned subsidiary of Two Harbors (the “Merger”). On June 25, 2018, CYS and Two Harbors filed a definitive joint proxy statement/prospectus (the “Proxy Statement”) with the Securities and Exchange Commission for the solicitation of proxies in connection with special meetings of CYS’s stockholders and Two Harbors’ stockholders, to be held on July 27, 2018, to vote upon, among other things, matters necessary to complete the Merger.

Six lawsuits have been filed by purported stockholders of CYS. The first suit, styled as Fran Stone v. CYS Investments, Inc., et al., No. 1:18-cv-11156 (the “Stone Lawsuit”), was filed in the United States District Court for the District of Massachusetts on June 1, 2018 and asserts claims against CYS, certain of its directors, Merger Sub and Two Harbors (collectively, the “Stone Defendants”). The second suit, styled as Jordan Rosenblatt v. CYS Investments, Inc., et al., No.1:18-cv-11220 (the “Rosenblatt Lawsuit”), was filed in the United States District Court for the District of Massachusetts on June 11, 2018 and asserts claims against the Stone Defendants and certain additional CYS directors not named in the Stone Lawsuit (collectively, the “Rosenblatt Defendants”). The third suit, styled as Peter Enzinna v. CYS Investments, Inc., et al., No. 1:18-cv-11238 (the “Enzinna Lawsuit”), was filed in the United States District Court for the District of Massachusetts on June 13, 2018 and asserts claims against CYS and certain of its directors (collectively, the “Enzinna Defendants”). The fourth suit, styled as Arthur Ruscher v. CYS Investments, Inc., et al., No. 1:18-cv-01763 (the “Ruscher Lawsuit”), was filed in the United States District Court for the District of Maryland on June 14, 2018 and asserts claims against the Enzinna Defendants (the “Ruscher Defendants”). The fifth suit, styled as Walter Penchuk v. CYS Investments, Inc. et al., No. V449557 (the “Penchuk Lawsuit”), was filed in the Circuit Court for Montgomery County, Maryland on June 14, 2018 and asserts claims against the Enzinna Defendants and certain additional directors not named in the Enzinna Lawsuit (collectively, the “Penchuk Defendants”). The sixth suit, styled as Shiva Stein v. CYS Investments, Inc. et al., No. 1:18-cv-01826 (the “Stein Lawsuit” and, with the Stone, Rosenblatt, Enzinna, Ruscher, and Penchuk Lawsuits, the “Lawsuits”), was filed in the United States District Court for the District of Maryland on June 19, 2018 and asserts claims against the Enzinna Defendants (the “Stein Defendants”).

Each of the Lawsuits alleges that the Proxy Statement is deficient, and seeks preliminary and injunctive relief. CYS and Two Harbors believe that the claims asserted in the Lawsuits are without merit and intend to contest them. However, in order to avoid further expense and the nuisance created by the Lawsuits, and in particular the request for preliminary injunctive relief, and notwithstanding its position that the disclosure of such information is not required by the federal securities laws, and in fact is not material to the decision of either the CYS stockholders or the Two Harbors stockholders as to how to vote their shares at the special meetings on July 27, 2018, CYS and Two Harbors make the following disclosures, which are incorporated by reference in the Proxy Statement:

The disclosure on page 68 of the Proxy Statement is hereby supplemented by revising the last complete paragraph on the page in its entirety as follows:

Mr. Grant then rejoined the CYS Board meeting and provided the CYS Board with an update regarding his recent discussions with Company C relating to its proposal. The CYS Board then discussed the relative strategic merits of a potential transaction with Company C and Vinson & Elkins advised the CYS Board of its duties in the context of a sale transaction or business combination. The CYS Board then discussed the hiring of a financial advisor to assist the CYS Board in its consideration of a potential transaction with Company C and other strategic alternatives available to CYS. At this time, representatives of each of Barclays and Credit Suisse were invited to join the meeting and review their respective preliminary financial analyses with respect to a potential transaction with Company C and other strategic alternatives available to CYS. After the representatives of Credit Suisse and Barclays left the meeting, the CYS Board discussed the potential financial advisor candidates, their industry knowledge and experience and how each of Barclays and Credit Suisse could assist the CYS Board and the CYS Special Committee in their consideration of a potential transaction with Company C and other strategic alternatives available to CYS. From April 25, 2016 through April 25, 2018, Credit Suisse and its affiliates did not receive any revenues from CYS for investment banking services. From April 25, 2016 through April 25, 2018, Barclays and its affiliates did not receive any revenues from CYS for investment banking services.

The disclosure on page 70 of the Proxy Statement is hereby supplemented by revising the third complete paragraph on the page in its entirety as follows:

Following Barclays’ and Credit Suisse’s outreach to other potential bidders, CYS entered into non-disclosure agreements that contained customary standstill provisions with seven of the eight potential bidders, which included Two Harbors, Company A, Company B, and Company C. None of the standstill provisions precluded any of the potential bidders from submitting a confidential proposal, including any topping proposal, following public announcement of the Merger Agreement, to the Board of Directors of CYS. CYS subsequently provided all the potential counterparties, except Company C, with certain limited confidential information about CYS’s existing securities portfolio for purposes of submitting an initial offer to acquire or otherwise enter into a strategic transaction or business combination with CYS. Company C had previously been provided with similar information. At the direction of the CYS Special Committee, representatives of Barclays and Credit Suisse requested that the counterparties provide preliminary indications of interest by March 12, 2018. Company C was not invited to submit an indication of interest because it had already submitted a non-binding offer to acquire CYS on February 8, 2018.

The disclosure on page 74 of the Proxy Statement is hereby supplemented by revising the first complete paragraph on the page in its entirety as follows:

On April 4, 2018, the CYS Special Committee held a telephonic meeting with representatives of Barclays, Credit Suisse, and Vinson & Elkins to discuss each bidder’s response to the Legal and Business Points. Representatives of Vinson & Elkins provided an overview of each bidder’s response, noting that several of the bidders made significant concessions to their initial markup of the draft merger agreement. These concessions included, in certain cases, lower, more favorable termination fees, elimination of the so-called “force-the-vote” provision, the insertion of so-called “anti-ConEd” language in the effect of termination provision, acceptance of the Alternative Proposal concept in the termination provisions, and other related changes in the deal protection provisions that make those provisions more favorable to CYS. Following a discussion of each bid and markup of the draft merger agreement, the CYS Special Committee determined, after considering a multitude of factors, including the value of the consideration offered, the tax structure of the proposed transaction, whether the bidder would be required to obtain stockholder approval, the pricing mechanics of the proposed merger consideration and the markups of the draft merger agreement, among other factors, to recommend to the CYS Board that CYS should (i) continue to engage in negotiations with Company C and Two Harbors and (ii) pause negotiations with Company D and Company E.

The disclosure on page 74 of the Proxy Statement is hereby supplemented by revising the last complete paragraph on the page that carries over to page 77 in its entirety as follows:

Also on April 11, 2018, counsel to Company C delivered a revised draft of the merger agreement to Vinson & Elkins. Company C’s revised draft of the merger agreement contained a number of revisions, including the deletion of a multiplier to CYS’s adjusted book value, that effectively resulted in at least a $0.11 per share reduction in Company C’s per share offer price (to $7.32 or less, which was less than the value of the Two Harbors bid). In addition, Company C’s revised draft of the merger agreement failed to include certain purchase price protection mechanisms that were expected to be included in the merger agreement, and deemed by the CYS Board to be favorable and important to CYS stockholders. Upon receipt of Company C’s revised draft of the merger agreement, representatives of Barclays and Credit Suisse contacted representatives of Company C to seek further clarification in regards to the revisions to the economic terms that were reflected in the draft of the merger agreement.

The disclosure on page 76 of the Proxy Statement is hereby supplemented by revising the last complete paragraph on the page that carries over to page 75 in its entirety as follows:

On April 17, 2018, the CYS Board met telephonically, together with members of CYS management and representatives of Barclays, Credit Suisse, and Vinson & Elkins, to discuss financial projections prepared by CYS management. Members of CYS management provided an overview of these projections to the CYS Board and the assumptions and approach undertaken with respect to such projections. Following questions from members of the CYS Board and a discussion regarding the projections, the CYS Board determined that, based on the assumptions set forth therein, the CYS management projections were reasonable. These projections were utilized by Barclays and Credit Suisse for purposes of their fairness opinions and were provided to Two Harbors. Representatives of Barclays, Credit Suisse, and Vinson & Elkins informed the CYS Board that the CYS Special Committee had terminated negotiations with Company C as a result of Company C’s unwillingness to increase its offer, which reflected an overall decrease in the economics of Company C’s proposal compared to its initial bid, and a lower bid compared to other bids, including Two Harbors’ bid. Representatives of Barclays, Credit Suisse, and Vinson & Elkins also explained that the CYS Special Committee had proposed to Two Harbors a list of economic and legal proposals in exchange for CYS negotiating exclusively with Two Harbors and that Two Harbors had agreed to some, but not all, of those requests.

The disclosure on page 100 of the Proxy Statement is hereby supplemented by revising the paragraph under the subheading “CYS” on the page in its entirety as follows:

To calculate the estimated present value of CYS Common Stock, Barclays added the estimated dividends expected to be paid by CYS to holders of CYS Common Stock during the last three quarters of the calendar year ending December 31, 2018 through the calendar year ending December 31, 2020 (based on the CYS Projections) to the estimated terminal value per share of CYS Common Stock on December 31, 2020 and discounted such sum to its present value using a range of selected discount rates. In connection with this analysis, Barclays assumed (i) a terminal value of 0.80x to 1.00x tangible book value (which is referred to in this section as “TBV”) on December 31, 2020, which multiples were selected based on Barclays’ professional judgment, (ii) a constant payout ratio of core earnings and drop income of 100% and (iii) discount rates based on the cost of equity (based on the capital asset pricing model) of CYS of 7.5% to 9.5% and the 2018 Q1 annualized dividend yield of the CYS comparable of 10.0% to 12.0%, respectively. Drop income is the difference between the spot price and the forward settlement price for the same security on a trade date. Based upon these assumptions, Barclays calculated a range of implied prices per share of CYS Common Stock. The following summarizes the result of these calculations:

The disclosure on page 100 of the Proxy Statement is hereby supplemented by revising the paragraph under the subheading “Two Harbors” on the page that carries over to page 101 in its entirety as follows:

To calculate the estimated present value of Two Harbors Common Stock, Barclays added the estimated dividends expected to be paid by Pro Forma Two Harbors to holders of Two Harbors Common Stock during the last two quarters of the calendar year ending December 31, 2018 through the calendar year ending December 31, 2020 (based on the Pro Forma Projections) to the estimated terminal value per share of Two Harbors Common Stock on December 31, 2020 and discounted such sum to its present value using a range of selected discount rates. In connection with this analysis, Barclays assumed (i) a terminal value of 0.85x to 1.00x TBV on December 31, 2020, which multiples were selected based on Barclays’ professional judgment, (ii) dividends paid to holders of Two Harbors Common Stock in accordance with the Pro Forma Projections and (iii) discount rates based on the cost of equity (based on the capital asset pricing model) of Pro Forma Two Harbors of 8.0% to 10.0% and the 2018 Q1 annualized dividend yield of Two Harbors comparable of 10.0% to 12.0%, respectively. Based upon these assumptions, Barclays calculated a range of implied prices per share of Two Harbors Common Stock. The following summarizes the result of these calculations:

The disclosure on page 102 of the Proxy Statement is hereby supplemented by revising the second complete paragraph under the subheading “General” on the page in its entirety as follows:

Barclays is acting as financial advisor to CYS in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, CYS paid Barclays a fee of $1.0 million upon the delivery of Barclays’ opinion, which is referred to as the “Opinion Fee”. The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the proposed transaction. Additional compensation of between $7.0 million and $7.5 million will be payable on completion of the proposed transaction against which the Opinion Fee will be credited. In addition, CYS has agreed to reimburse Barclays for its expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by CYS and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for CYS and Two Harbors in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. During the two-year period ended April 25,

2018, Barclays received compensation for investment banking and financial services provided by its investment banking divisions to Two Harbors and/or its affiliates of less than $25,000.

The disclosure on page 109 of the Proxy Statement is hereby supplemented by revising the first complete paragraph on the page in its entirety as follows:

CYS.    Credit Suisse performed a dividend discount analysis of CYS to calculate the estimated present value of the distributed cash flows that CYS was forecasted to generate during the last three quarters of CYS’s fiscal year ending December 31, 2018 through the full fiscal year ending December 31, 2020 based on the CYS Projections. Credit Suisse calculated terminal values for CYS by applying a selected range of TBVPS multiples of 0.80x to 1.00x, which multiples were selected based on Credit Suisse’s professional judgment, to CYS’s estimated TBVPS as of December 31, 2020. The present values (as of March 31, 2018) of the distributed cash flows and terminal values were then calculated using a selected range of discount rates of 7.25% to 13.75%, representing CYS’s estimated cost of equity based on the capital asset pricing model. Approximate implied per share equity values for CYS were calculated as total implied equity value divided by the total number of fully diluted shares of CYS Common Stock estimated by the management of CYS to be outstanding as of April 20, 2018. This analysis indicated the following approximate implied per share equity value reference range for CYS, as compared to the implied per share merger consideration:

The disclosure on page 109 of the Proxy Statement is hereby supplemented by revising the second complete paragraph on the page in its entirety as follows:

Two Harbors.    Credit Suisse performed a dividend discount analysis of Two Harbors (on a standalone basis) to calculate the estimated present value of the distributed cash flows that Two Harbors was forecasted to generate during the last three quarters of Two Harbors’ fiscal year ending December 31, 2018 through the full fiscal year ending December 31, 2020 based on the Two Harbors Projections. Credit Suisse calculated terminal values for Two Harbors by applying a selected range of TBVPS multiples of 0.90x to 1.10x, which multiples were selected based on Credit Suisse’s professional judgment, to Two Harbors’ estimated TBVPS as of December 31, 2020. The present values (as of March 31, 2018) of the distributed cash flows and terminal values were then calculated using a selected range of discount rates of 7.0% to 15.0%, representing Two Harbors’ estimated cost of equity based on the capital asset pricing model. Approximate implied per share equity values for Two Harbors were calculated as total implied equity value divided by the total number of fully diluted shares of Two Harbors Common Stock estimated by the management of Two Harbors to be outstanding as of March 31, 2018, which estimate was approved for Credit Suisse’s use by CYS’s management. This analysis indicated the following approximate implied per share equity value reference range for Two Harbors, as compared to Two Harbors’ closing stock price as of April 20, 2018:

The disclosure on page 110 of the Proxy Statement is hereby supplemented by revising the last complete paragraph on the page in its entirety as follows:

CYS has agreed to pay Credit Suisse for its financial advisory services in connection with the proposed merger an aggregate fee currently estimated to be $7.5 million, of which a portion was payable upon the rendering of Credit Suisse’s opinion and $6.5 million is contingent upon consummation of the proposed merger. In addition, CYS has agreed to reimburse Credit Suisse for its expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement. During the two-year period prior to the date of Credit Suisse’s opinion, Credit Suisse and its affiliates received aggregate fees from Two Harbors for investment banking and financial services of approximately $6.3 million.

The disclosure on page 111 of the Proxy Statement is hereby supplemented by revising the paragraph that extends from the bottom of page 110 to the top of page 111 in its entirety as follows:

As the CYS Board was aware, Credit Suisse and its affiliates in the past have provided and currently are providing investment banking and other financial advice and services unrelated to the proposed merger to Two Harbors and its affiliates for which advice and services Credit Suisse and its affiliates have received and would expect to receive compensation, including among other things, during the past two years, having acted as (i) the sole underwriter in connection with an offering of Convertible Senior Notes by Two Harbors in January 2017 and (ii) financial advisor to the Two Harbors board in connection with the initial public offering and spin-off of Granite Point in June 2017. Credit Suisse may in the future provide investment banking and other financial advice and services to CYS, Two Harbors and their respective affiliates for which advice and services Credit Suisse and its affiliates would expect to receive compensation. During the two-year period prior to the date of Credit Suisse’s opinion, Credit Suisse and its affiliates received aggregate fees from Two Harbors for the services described in clauses (i) and (ii) above of approximately $6.3 million.

The disclosure on page 113 of the Proxy Statement is hereby supplemented by revising the section entitled “Two Harbors Projections” in its entirety as follows:

Two Harbors Projections

The following table presents selected unaudited prospective financial data for the fiscal years ending 2018 through 2020 for Two Harbors on a standalone basis.

	Year Ended December 31,
	2018E	2019E	2020E
Core Earnings, including dollar roll income, Per Common Share(1)	$1.88	$1.90	$1.90

(1)	Core Earnings is a non-GAAP measure That Two Harbors defines as comprehensive (loss) income attributable to common stockholders, excluding “realized and unrealized gains and losses” (impairment losses, realized and unrealized gains and losses on the aggregate portfolio, reserve expense for representation and warranty obligations on mortgage servicing rights and non-cash compensation expense related to restricted common stock). As defined, Core Earnings includes interest income or expense and premium income or loss on derivative instruments and servicing income, net of estimated amortization on mortgage servicing rights. Dollar roll income is the economic equivalent to holding and financing Agency residential mortgage-backed securities using short-term repurchase agreements. Two Harbors believes the presentation of Core Earnings, including dollar roll income, provides investors greater transparency into its period-over-period financial performance and facilitates comparisons to peer REITs.

In preparing the Two Harbors Projections, Two Harbors made a number of assumptions. Assumptions made include, among others:

•	Two Harbors maintains the ability to acquire its targeted assets of Agency RMBS, MSR and non-Agency RMBS at its current levered return targets;

•	other operating expenses increase marginally throughout 2018, 2019 and 2020 and are limited to volume-driven activities and/or inflationary increases in compensation and vendor contracts;

•	tangible book value per share will not materially change during the forecast period, and is not adjusted to give effect to any potential impacts from changes in Agency RMBS and non-Agency RMBS spreads or other market conditions;

•	dividend distributions declared on common stock will remain at $0.47 per share for each quarter during the forecast period;

•	interest rates will remain static throughout the forecast period;

•	no significant changes in its investment strategy or targeted leverage are forecasted for 2018, 2019 or 2020; and

•	no new equity capital raises, share repurchases and/or change in the number of outstanding shares of Two Harbors Common Stock or Two Harbors preferred stock are forecasted for 2018, 2019 or 2020

The Two Harbors Projections did not include projections of cash flows, common stock dividends or book value, as each of these items is subject to significant variability based on business, market and economic factors that make it impracticable to predict results with any certainty and, consequently, would not be a meaningful indicator of Two Harbors future performance or financial condition.

The disclosure on page 115 of the Proxy Statement is hereby supplemented by revising the table on the page in its entirety as follows:

The CYS Projections were provided to the CYS Board and CYS’s financial advisors, Barclays and Credit Suisse. The following table presents a summary of the CYS Projections for the calendar years ending 2018 through 2020 for CYS on a standalone basis.

	Year Ended December 31,
	2018E	2019E	2020E
Core Earnings Per Common Share(1)	$0.89	$0.89	$0.89
Dividends Per Common Share (2)	$0.99	$0.99	$0.99
Book Value Per Common Share(3)	$7.33	$7.23	$7.13

(1)	Core earnings represents a non-GAAP financial measure and is defined as net income (loss) available to common stockholders excluding net realized and unrealized gain (loss) on investments and derivative instruments. Management of CYS uses core earnings to evaluate the effective yield of the portfolio after operating expenses. CYS believes that providing users of CYS’s financial information with such measures, in addition to the related GAAP measures, gives investors additional transparency and insight into the information used by CYS’s management in its financial and operational decision-making. The primary limitation associated with core earnings as a measure of financial performance over any period is that it excludes the effects of net realized and unrealized gain (loss) on investments and derivative instruments. In addition, CYS’s presentation of core earnings may not be comparable to similarly-titled measures used by other companies, which may employ different calculations. As a result, core earnings should not be considered a substitute for CYS’s GAAP net income (loss), as a measure of its financial performance, or any measure of CYS’s liquidity under GAAP.

(2)	Dividends per common share is calculated by dividing the sum of core earnings plus drop income, by common shares outstanding at period end. For more information on drop income, see Note (13) on page 37 in the section entitled “Summary—Selected Historical Financial Information of CYS.”

(3)	Book value per common share is calculated by dividing the difference of total stockholders’ equity, less the liquidation value of preferred stock at period end, by common shares outstanding at period end

The disclosure on page 141 of the Proxy Statement is hereby supplemented by revising the second complete paragraph on the page in its entirety as follows:

From and after the date of the Merger Agreement until the effective time of the Merger or if earlier, the termination of the Merger Agreement, CYS will, and will cause its subsidiaries and instruct its representatives to (i) immediately cease, and cause to be terminated, any discussion or negotiations with any person conducted by CYS or any of its subsidiaries or representatives with respect to a CYS Competing Proposal (any such persons and their affiliates and representatives being referred to as “Prior CYS Bidders”) and (ii) use its reasonable best efforts to take such action as is necessary to enforce any confidentiality provisions or provisions of similar effect to which CYS or any of its subsidiaries is a party or of which CYS or any of its subsidiaries is a beneficiary. CYS will promptly request that each Prior CYS Bidder in possession of nonpublic information that was furnished by or on behalf of

CYS or any subsidiary of CYS in connection with its consideration of any potential CYS Competing Proposal return or destroy all such nonpublic information furnished to such Prior CYS Bidder and immediately terminate all physical and electronic data room access previously granted to any such Prior CYS Bidder. CYS will not, and will not permit any of its subsidiaries to, terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which CYS or any of its subsidiaries is a party. Notwithstanding the foregoing, CYS is not a party to any standstill provision that would preclude any potential bidders from submitting a confidential proposal, including any topping proposal, to the Board of Directors of CYS.

Forward-Looking Statements

This Form 8-K may contain “forward-looking statements”. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “may,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “potential,” “likely,” or other words, phrases or expressions of similar import, or the negative or other words or expressions of similar meaning, and statements regarding the benefits of the Merger or the other transactions contemplated by the Merger Agreement or the future financial condition, results of operations and business of Two Harbors, CYS or the Combined Company. Without limiting the generality of the preceding sentence, certain information contained in the sections “The Merger—Background of the Merger,” “The Merger—Recommendation of the Two Harbors Board and Its Reasons for the Merger,” “The Merger—Recommendation of the CYS Board and Its Reasons for the Merger,” “The Merger—Certain Two Harbors Unaudited Prospective Financial Information,” and “The Merger—Certain CYS Unaudited Prospective Financial Information” constitute forward-looking statements.

Two Harbors and CYS base these forward-looking statements on particular assumptions that they have made in light of their industry experience, as well as their perception of historical trends, current conditions, expected future developments and other factors that they believe are appropriate under the circumstances. The forward-looking statements are necessarily estimates reflecting the judgment of Two Harbors’ and CYS’s respective management and involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements of Two Harbors, CYS or the Combined Company to be materially different from those expressed or implied by the forward-looking statements. In addition to other factors and matters contained in the Proxy Statement, including those disclosed under “Risk Factors” beginning on page 43, these forward-looking statements are subject to risks, uncertainties and other factors, including, among others:

•	the ability of Two Harbors and CYS to obtain the required stockholder approvals to consummate the Merger;

•	the satisfaction or waiver of other conditions in the Merger Agreement;

•	the risk that the Merger or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and that a termination under certain circumstances could require Two Harbors to pay CYS or CYS to pay Two Harbors a termination fee or expense amount, as described under “The Merger Agreement—Termination Fees and Expenses” beginning on page 146 of the Proxy Statement;

•	the ability of Two Harbors to successfully integrate pending transactions and implement its operating strategy, including the Merger;

•	adverse changes in residential real estate and the residential real estate capital markets;

•	financing risks;

•	the outcome of current and future litigation, including any legal proceedings that may be instituted against Two Harbors, CYS or others related to the Merger Agreement;

•	regulatory proceedings or inquiries;

•	changes in laws or regulations or interpretations of current laws and regulations that impact Two Harbors’ or CYS’s business, assets or classification as a REIT; and

•	other risks detailed in filings made by each of Two Harbors and CYS with the SEC, including the Annual Report on Form 10-K for the year ended December 31, 2017 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed by Two Harbors with the SEC and incorporated herein by reference and the Annual Report on Form 10-K for the year ended December 31, 2017, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed by CYS and incorporated herein by reference. See also “Where You Can Find More Information and Incorporation by Reference” on page 212 of the Proxy Statement.

Although Two Harbors and CYS believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this Form 8-K will prove to be accurate. As you read and consider the information in this Form 8-K, you are cautioned to not place undue reliance on these forward-looking statements. These statements are not guarantees of performance or results and speak only as of the date of this Form 8-K, in the case of forward-looking statements contained in this Form 8-K. Neither Two Harbors nor CYS undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law.

In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Two Harbors, CYS or any other person that the results or conditions described in such statements or the objectives and plans of Two Harbors or CYS will be achieved. In addition, Two Harbors’ and CYS’s qualification as a REIT involves the application of highly technical and complex provisions of the Code.

All forward-looking statements, expressed or implied, included in this Form 8-K are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Two Harbors, CYS or persons acting on their behalf may issue.

Certain Information Regarding Participants in the Solicitation

Two Harbors, CYS and their respective directors, executive officers and certain other members of management and employees of Two Harbors and CYS may be deemed to be “participants” in the solicitation of proxies from the stockholders of Two Harbors and CYS in connection with the Merger. Stockholders can find information about Two Harbors and its directors and executive officers and their ownership of common stock of Two Harbors in Two Harbors’ annual report on Form 10-K for the fiscal year ended December 31, 2017, in its definitive proxy statement relating to its 2018 annual meeting of stockholders filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2018 and in its Current Report on Form 8-K filed on April 26, 2018. Stockholders can find information about CYS and its directors and executive officers and their ownership of common stock of CYS in CYS’s annual report on Form 10-K for the fiscal year ended December 31, 2017, in its definitive proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on March 29, 2018 and in its Current Report on Form 8-K filed on April 26, 2018. Additional information regarding the interests of such individuals in the Merger has been included in the joint proxy statement/prospectus relating to the Merger filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement.

In connection with the proposed Merger, Two Harbors has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Two Harbors and CYS that also constitutes a prospectus. Two Harbors and CYS also plan to file other relevant documents with the SEC regarding the proposed transaction. On June 25, 2018, CYS and Two Harbors filed with the SEC the definitive joint proxy statement/prospectus for each of CYS and Two Harbors and commenced mailing the definitive joint proxy statement/prospectuses to stockholders of CYS and Two Harbors, as applicable. On July 17, 2017, CYS and Two Harbors filed with the SEC this Current Report on Form 8-K, which should be read in conjunction with the Joint Proxy Statement/Prospectus. INVESTORS ARE URGED

TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION RELATED TO THE PROPOSED TRANSACTION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Two Harbors and CYS with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Two Harbors will be made available free of charge on Two Harbors’ website at http://www.twoharborsinvestment.com or by directing a request to: Two Harbors Investment Corp., 575 Lexington Avenue, Suite 2930, New York, NY 10022, Attention: Investor Relations. Copies of documents filed with the SEC by CYS will be made available free of charge on CYS’s website at http://www.cysinv.com or by directing a request to: CYS Investments, Inc., 500 Totten Pond Road, 6th Floor, Waltham, MA 02451, Attention: Richard E. Cleary.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits

99.1	Complaint filed by Fran Stone on June 1, 2018 in the United States District Court for the District of Massachusetts.

99.2	Complaint filed by Jordan Rosenblatt on June 11, 2018 in the United States District Court for the District of Massachusetts.

99.3	Complaint filed by Peter Enzinna on June 13, 2018 in the United States District Court for the District of Massachusetts.

99.4	Complaint filed by Arthur Ruscher on June 14, 2018 in the United States District Court for the District of Massachusetts.

99.5	Complaint filed by Walter Penchuk on June 14, 2018 in the Circuit Court for Montgomery County, Maryland.

99.6	Complaint filed by Shiva Stein on June 19, 2018 in the United States District Court for the District of Massachusetts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CYS INVESTMENTS, INC.

Date: July 17, 2018	By:	/s/ Jack DeCicco
Jack DeCicco, CPA Chief Financial Officer and Treasurer